Linklaters 10th Floor, Alexandra House Chater Road Hong Kong (+852) 2842 4888 (+852) 2810 8133/2810 1695

Tonya K. Aldave

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

February 11, 2016

Dear Ms. Aldave,

Republic of the Philippines

Amendment No. 2 to the Registration Statement under Schedule B

File No. 333-208780

Reference is made to Amendment No. 2 to the Registration Statement under Schedule B (the “Registration Statement”) (File No. 333-208780) of the Republic of the Philippines (the “Republic”) filed with the Commission via the EDGAR system on February 11, 2016 pursuant to the Securities Act of 1933. On behalf of the Republic, we hereby request that the Commission accelerate effectiveness of the Registration Statement to the close of business on February 12, 2016, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact Pam Shores at +852 2901 5159 or pam.shores@linklaters.com.

Yours sincerely,

/s/ Pamela Shores
Pamela Shores

A list of the names of the principals, solicitors and registered foreign lawyers of Linklaters in Hong Kong is open to inspection at its registered office at 10th Floor, Alexandra House, Chater Road, Hong Kong.

Linklaters Hong Kong is a law firm affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.